Exhibit 99.1

Overview

We are one of the leading solar energy companies in the world as measured by production output in 2006, with leading positions in key solar markets. Since we commenced business operations in May 2002, we have grown rapidly to become the world’s fourth largest manufacturer of photovoltaic, or PV, cells in 2006, based on production output, according to the March 2007 issue of Photon International, a magazine covering the international PV industry. We believe that we are a key player in the rapidly expanding solar power industry globally, and we believe that we were the largest provider of PV modules in Spain and the second largest provider of PV modules in Germany in 2007. We design, develop, manufacture and market a variety of PV cells and modules, including a broad range of value-added building-integrated photovoltaics, or BIPV, products. We also provide PV system integration services to our customers in China. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide.

We sell our products in various key solar energy markets worldwide including Germany, Spain, the United States, China, Japan, Italy and South Korea. We currently sell our products primarily through a selected number of value-added resellers such as distributors and system integrators and to end users such as project developers that have particular expertise and experience in a given geographic or applications market. We have also been actively establishing local sales offices in our key markets such as Germany and Spain and in markets we believe to have significant potential such as Japan, Australia and South Korea. We plan to increase our direct sales activities in Europe, the United States and Japan. We believe that our local sales offices will enhance our ability to localize customer service and support, which will help foster closer relationships with our key customers.

We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at low cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies. Conversion efficiency rates measure the ability of PV products to convert sunlight into electricity. As of December 31, 2007, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 16.4% and 14.9%, respectively. In 2007, we initiated pilot production of PV cells utilizing the Pluto technology, a next-generation PV technology that allows us to achieve conversion efficiency rates in the range of 18.0% to 19.0% on PV cells manufactured with monocrystalline silicon wafers. We plan to further evaluate the Pluto technology by installing a commercial production line for PV cells that utilizes Pluto technology in 2008.

We believe our China-based design, development and manufacturing facilities provide us with several competitive advantages, including access to low-cost technical expertise, skilled labor and facilities. We leverage our cost advantages by optimizing the balance between automation and manual operations in our manufacturing processes, which we believe lowers our operating costs and capital expenditures and enables us to expand our manufacturing capacity in a cost-effective manner. We continuously evaluate and adjust our combination of automated and manual operations in our manufacturing processes in order to optimize our cost structure while improving our manufacturing yields and quality.

As of December 31, 2007, our annualized aggregate PV cell manufacturing capacity reached 540 megawatts, or MW, per annum, increased significantly from 10 MW in 2002, when we completed our first PV cell manufacturing line. We plan to further increase our aggregate manufacturing capacity of PV cells to one gigawatt, or GW, per annum by the end of 2008.

Our net revenues increased from $226.0 million in 2005 to $1,348.3 million in 2007, representing a compound annual growth rate, or CAGR, of 144.2%. Our net income increased from $30.6 million in 2005 to $171.3 million in 2007, representing a CAGR of 136.5%.

Industry Background

The PV industry has experienced significant growth over the past decade and continued its strong momentum in 2006. According to Solarbuzz, an independent solar energy research firm, the global PV market, as measured by annual PV system installations, increased from 427 MW in 2002 to 1,744 MW in 2006, representing a CAGR of 42.2%. While the global solar market was still dominated by demand from Germany, demand from other European countries and the United States grew rapidly by 107.9% and 33.3%, respectively, in 2006 year-on-year. In recent years, in addition to crystalline silicon-based technology, other PV technologies, such as thin film, have developed quickly and have shown the potential to compete with the crystalline silicon-based technology on a cost-effective basis.

Despite rapid growth in the PV industry, solar energy only constitutes a small fraction of the world’s total energy output and has significant growth potential. We believe the following factors will continue to drive demand in the global PV industry, including the demand for our products and services:

•	rising energy demand, but limited and increasingly expensive fossil energy resources;

•	increasing environmental awareness, regulations and taxes limiting emissions from fossil fuels;

•	growing adoption of government incentives for solar energy worldwide;

•	narrowing cost differentials between solar energy and conventional energy sources, which is caused by market-wide decrease of average selling prices for PV products that has made solar energy more cost-effective;

•	an anticipated increase in the worldwide supply of solar-grade polysilicon and silicon wafers over the next few years which will drive down their cost and, consequently, the total manufacturing cost of PV products; and

•	reliability, modularity, scalability and other advantages of solar energy.

Our Competitive Strengths

We believe that our competitive strengths enable us to take advantage of the rapid growth in the PV industry and compete effectively in the global PV market:

A Leading Independent Developer and Manufacturer of PV Cells and Modules with High Growth and Profitability

We are a leading independent developer and manufacturer of PV cells and modules. According to Photon International, we were the fourth largest PV cell producer worldwide and the largest PV cell producer in China in 2006, based on production output. Unlike several of our large competitors, which operate as PV divisions of large industrial, utility or oil conglomerates, we dedicate all of our management efforts and attention to the design, development, manufacturing and marketing of PV products. Our focus on the PV industry enables our management to set our corporate vision and make strategic and operational decisions based on our commitment to the PV industry and our customer requirements. We believe that our focused efforts have contributed to our rapid growth and high operating efficiency in the past several years. We have increased our annualized manufacturing capacity of PV cells from 10 MW in 2002 to 540 MW as of December 31, 2007. We believe that our dedication to the PV industry will enable us to better capitalize on the rapidly growing demand for PV products, expand our manufacturing capacity, stay abreast of the latest developments and trends in the solar power industry and respond quickly to industry, technological and market changes.

Strong Research and Development Capabilities in PV Technology

We have strong research and development capabilities in conducting research, improving manufacturing process and commercializing new PV technologies. Dr. Zhengrong Shi, our founder, chairman of our board of directors and our chief executive officer, Dr. Stuart R. Wenham, our chief technology officer and Dr. Jingjia Ji, one of our senior research scientists, are all prominent experts in the PV industry, each with over 10 years of experience with PV technologies. As of December 31, 2007, our PV technology research and development center had 241 personnel, including 130 PV technology experts from China and abroad. We have accumulated significant expertise and technical knowledge in silicon materials, solar cell device physics, theoretical simulation and characterization, process technologies and the design of advanced PV manufacturing equipment. We have established cooperative relationships with a number of universities in China, including Zhongshan University, Shanghai Jiaotong University, Zhengzhou University, Nanjing Aeronautic University and Jiangnan University. We have also established cooperative relationships with universities abroad, such as the University of New South Wales in Australia, which holds the world record for developing the crystalline silicon PV cells with the highest conversion efficiency. These relationships permit us to focus our research and development activities on the commercial application of PV research while the academic and research institutions are able to continue focusing on cutting edge academic and scientific research in next generation PV technologies. Our collaborative efforts with these institutions not only provide us access to advanced testing facilities and equipment, but also enable us to keep abreast of the latest industry developments and trends while keeping our research and development expenses lower than the industry average. The government authorities in China have also given us research grants in recognition of our strong research and development capabilities.

Extensive International Distribution Channels and Widely Recognized Brand Name

We have extensive distribution channels and broad brand recognition in key solar markets. We have been selling PV cells and modules to European countries for the past five years and have supplied PV modules to a number of large and high profile PV installations in Europe. We believe that we were the largest supplier of PV modules in Spain and the second largest supplier of PV modules in Germany in 2007. Due to our track record of supplying high quality and cost-effective PV modules to high profile customers, we have developed strong brand recognition in key solar markets. In order to provide our customers with a higher standard of service before, during and after sales, we have established local sales and service offices in Munich, Madrid, San Francisco, Seoul, Sydney and Tokyo, serving these key markets and markets we believe to have significant potential. We plan to open additional offices in Greece, Italy and Switzerland to further expand our distribution channels and increase our access to developing solar markets. The teams based in these offices have an in-depth understanding of the local business environment and PV markets, which we believe will enable us to develop stronger relationships with our key customers. Our major international customers include Atersa, IBC Solar AG, Ibersolar Energia S.A., Krannich and Phoenix Solar. We believe that our extensive international sales and distribution network and wide brand recognition enable us to quickly introduce new products into the market, provide better service to our customers, and rapidly respond to changing market environments. For example, in December 2007, we entered into a one-year license agreement with Akeena Solar to manufacture a patented roof-top solar panel product for distribution in Europe, Japan and Australia. This product integrates the racking and wiring onto the PV module, thus allowing the PV modules to be easily installed or removed. As a result, this innovative roof-top solar panel product would reduce the installation time and total system cost of BIPV systems.

Established Relationships with Key Suppliers and Flexible Silicon Sourcing Model

In order to better manage our unit costs and to secure adequate supply of polysilicon and silicon wafers, we have established strategic relationships with key suppliers in the PV industry. We have entered into a number of multi-year supply agreements for polysilicon and silicon wafers since 2005, and we believe these agreements will provide a substantial portion of our anticipated polysilicon and silicon wafer needs for 2008 and beyond. The unit prices of polysilicon or silicon wafers under these agreements are largely fixed in 2008 with some agreements stipulating declining prices which are fixed for each subsequent year and other agreements stipulating subsequent annual prices to be determined by further negotiation. The unit prices under these agreements were lower than those in the spot market at the time we entered into these agreements. We have relationships with over 40 suppliers of polysilicon and silicon wafers, and reserve a small proportion of our polysilicon and silicon wafer procurement for purchases from the spot market. We believe that this gives us the flexibility to manage our polysilicon and silicon wafer costs in the event of sudden changes in the silicon spot market. We have also made strategic equity investments in a number of polysilicon suppliers such as Hoku Scientific, Inc. and Nitol Solar Limited, or Nitol Solar. We believe that these strategic investments further solidify our relationships with these polysilicon suppliers and enable us to maintain a stable stream of polysilicon at a competitive price.

Flexible China-based, Low-cost Manufacturing Model

We believe our China-based manufacturing model lowers our operating costs and capital expenditures. We optimize our combination of automated and manual operations in our manufacturing processes to take advantage of our location in China, where the costs of skilled labor, engineering and technical resources, as well as land, production equipment, facilities and utilities, tend to be lower than those in developed countries. We have started the process of selectively evolving our manufacturing line to include more automated processes that will enable us to increase production capacity and speed without sacrificing our quality or manufacturing yields. We will continue to assess and adjust our combination of automated and manual operations to optimize our manufacturing process on a cost-effective basis. In addition, we are capable of producing PV cells with both monocrystalline and multicrystalline silicon wafers, which gives us flexibility in raw material procurement and a competitive advantage during periods of polysilicon and silicon wafer supply shortages. Our flexible manufacturing model enables us to reduce the breakage rate of silicon wafers and improve our manufacturing yields. Our equipment design capabilities enable us to utilize self-designed equipment which tends to be more cost-effective than imported alternatives. In addition, we believe that our semi-automated manufacturing model enables us to expand capacity at a lower cost, compared to the fully-automated processes often utilized in countries with higher labor costs.

Experienced Management Team with Proven Technology and Operational Record

We have an experienced management team that has successfully led our operations and increased our production capacity, revenues and profits through rapid organic growth. Dr. Zhengrong Shi, our founder, the chairman of our board of directors and our chief executive officer, has over 20 years of experience in the PV industry. With his expertise, entrepreneurial spirit and strong leadership skills, Dr. Shi has been instrumental in helping us achieve our current leading market position. He is the inventor and holder of 11 patents in PV technology and received his doctorate degree under the guidance of Professor Martin Green, one of the world’s foremost researchers and inventors in the field of PV technology. Prior to founding our company, Dr. Shi was the research director and an executive director of Pacific Solar Pty. in Australia and a research fellow of the Australian Research Committee. Dr. Stuart R. Wenham, our chief technology officer, has over 15 years experience in PV technologies. Dr. Wenham is also a Scientia Professor and the director of the Centre of Excellence for Advanced Silicon Photovoltaics and Photonics at the University of New South Wales in Australia. We believe that the technical and industry knowledge combined with the extensive operating experience of our senior executives provide us with significant competitive advantages in the fast growing PV industry.

Our Strategies

Our objective is to be the global market leader for the development and manufacture of PV products and spearhead the movement to deliver solar-based electricity at a cost equal to the cost of retail electricity, otherwise known as “grid parity”. We intend to grow our business by pursuing the following strategies:

Enhance Leading-edge Technology through Continuous Innovation

We will continue to devote substantial resources to research and development efforts in order to improve our product design and manufacturing capabilities. In particular, our research and development efforts will focus on the following areas:

•	Improve Conversion Efficiencies. We will continue to develop new technologies and to design more advanced equipment to manufacture, cost-effectively and on a large scale, PV cells with higher conversion efficiencies. We plan to further evaluate the Pluto technology by installing a commercial production line utilizing Pluto technology in 2008. Currently, the pilot production of the Pluto technology has achieved conversion efficiency rate in the range of 18.0% to 19.0%. We will also continue to invest in research and development of encapsulation technologies, designed to reduce the degradation of PV cell conversion efficiency and extend the usable lifespan of our products.

•	Enhance Production Processes to Reduce Silicon Usage per Watt. We will continue to develop innovative process technologies to address manufacturing challenges associated with reducing the thickness of silicon wafers, such as cell warpage and the high breakage rate of thinner silicon wafers. We are also developing proprietary production processes with the aim to increase automation and achieve inline production utilizing thinner wafers.

•	Develop Thin Film Silicon PV Cell Technologies. We are developing manufacturing technologies for the next-generation thin film silicon PV cells on glass and other surfaces, which would significantly reduce the consumption of silicon materials and manufacturing costs. We plan to start commercial production of thin film silicon PV cells for a range of products, including BIPV products, to serve different markets by the end of 2008. We are also researching multi-junction silicon technology to improve conversion efficiency.

•	Strengthen Material Science R&D to Better Utilize Low Cost Solar Grade Silicon. We are currently testing and analyzing new materials including lower grades of silicon suitable for our production.

In addition, we will continue to develop equipment and tools and refine our manufacturing processes to improve our operating efficiency. We also plan to continue strengthening our research and development by recruiting additional experienced research and development personnel.

Continue to Improve Conversion Efficiency While Reducing Manufacturing Costs

Our current goal is to continuously improve, in a cost-effective manner, the conversion efficiency of our multicrystalline silicon PV cells from 14.9% as of December 31, 2007 to over 16.0% and our monocrystalline silicon PV cells from 16.4% as of December 31, 2007 to over 18.0%. Since 2002, the average conversion efficiency rates of our multicrystalline and monocrystalline silicon PV cells have improved from 14.0% to 14.9% and from 14.5% to 16.4%, respectively, as of December 31, 2007. In 2007, we achieved conversion efficiency rate in the range of 18.0% to 19.0% in the pilot production of our Pluto PV cells on monocrystalline silicon wafers and we plan to further evaluate the Pluto technology by installing a commercial production line utilizing Pluto technology in 2008. We also plan to continue to develop, improve and commercialize laboratory-demonstrated advancements to produce more efficient PV cells, improve PV module designs and streamline our manufacturing processes. We believe that our strong and consistent commitment to developing better technologies and more efficient manufacturing processes will further lower our costs and increase our conversion efficiency in a cost-effective manner.

Secure Additional Long-term, Low-cost Raw Material Supplies through a Balanced and Flexible Approach

Reducing the cost of our silicon supplies is one of our key strategies to reduce all-in system costs, which we believe will help accelerate the process towards achieving grid parity. We plan to continue to secure raw material supplies through long-term supply contracts and strategic alliances with silicon suppliers.

We plan to continue to secure the majority of our silicon supply through contractual arrangements rather than through purchases from the spot market. We have entered into several long-term supply agreements with large international silicon suppliers. For example, we have entered into a long-term supply agreement with MEMC Electronic Materials, or MEMC, under which MEMC has agreed to supply us with solar grade polysilicon and silicon wafers over a ten year period commencing in the first quarter of 2007. In 2007, we signed multi-year supply contracts with Asia Silicon, Hoku Materials, Solaricos Trading, Ltd., a subsidiary of Nitol Solar, ReneSola and a Korean conglomerate with terms of up to ten years. We have also entered into a 10-year supply agreement with Deutsche Solar AG, under which Deutsche Solar AG has agreed to supply us with specified quantities of silicon wafers from January 1, 2006 to December 31, 2015. We expect these multi-year supply contracts to guarantee us a stable supply of polysilicon and silicon wafers at competitive prices.

To secure our supplies, we plan to strengthen our relationships and cooperation with different suppliers in order to negotiate for silicon prices that are below prevailing spot market prices. We believe that our large-scale manufacturing capability, our leading market position in the global solar market and our sound financial position make us an attractive business partner for many polysilicon and silicon wafer suppliers. Moreover, our liquidity position and access to capital allows us to adopt a flexible approach to cooperate with early-stage silicon producers by providing financial assistance, such as prepayments, to strengthen our relationships with them and secure our access to their production output. To this end, we have made and will continue to evaluate strategic equity investments in a number of our current and potential polysilicon and silicon wafer suppliers. We believe that these strategic investments further solidify our relationships with these polysilicon and silicon wafer suppliers and enable us to maintain a stable supply of polysilicon and silicon wafers at competitive prices.

We believe these long-term supply arrangements and strategic alliances will help us obtain additional long-term silicon supplies to support our planned production expansion in a cost-effective manner, and over the long term, to bring us closer to grid parity.

Further Penetrate into our Existing Market, Develop New Markets and Expand our Customer Base and Product Mix

In order to continue to grow our sales and balance our exposure to various market segments, we intend to develop new markets in addition to further penetrating our existing markets, meanwhile expanding our customer base and product mix.

In 2002, we derived all of our revenues from China and sold the vast majority of our products through agents and distributors in China, who then resold our products. Since then, we have expanded our sales and marketing efforts to countries in Europe and the United States. With the development of our sales and marketing network, we have successfully expanded our revenue base geographically outside of China and expanded our customer base beyond China-based distributors and end users into an international customer base that includes resellers such as distributors and system integrators and end users such as project developers. In 2007, we generated approximately 50.9% of our revenues from Germany, 34.6% from Spain, 6.4% from the United States and the remaining 8.1% from China and the rest of the world. We believe we were the largest module supplier in Spain and the second largest in Germany in 2007. Aside from Germany and Spain, we expect to continue to grow our sales in the United States, other European countries such as Italy, Greece and France and other Asia Pacific countries such as Japan, South Korea and Australia. While revenues from our sales in China only represented a small percentage of our total revenues in 2007, we anticipate significant growth in the solar power industry in China and will continue to dedicate sales and marketing resources to capture this opportunity. As part of our efforts to execute this strategy, we will continue to localize our sales and marketing efforts in key markets, including establishing regional headquarters and/or sales offices and hiring local sales personnel to further develop key relationships to support our growth in the targeted markets. We intend to further penetrate into our key markets and to expand our sales activities directed towards project developers, property developers and other end users.

Our product mix has also expanded downstream on the PV value chain as we have evolved to sell an increasing amount of PV modules and high value-added BIPV products. We intend to further diversify our customer base by increasing sales to project developers and property developers in overseas markets. We also plan to expand our PV system integration services in China, which we believe will create additional demand for our PV cells and modules. In addition, we are working to diversify our product mix. In 2008, we plan to start the commercial production of thin film silicon PV cells for a broad range of products, including BIPV products.

Expand Manufacturing Capacity by Leveraging Our Access to Low-Cost Resources

We intend to capitalize on the rapidly growing market demand for PV products by leveraging our access to low-cost resources and expanding our manufacturing capacity to grow our output and sales. Since our IPO, we have successfully increased our PV cell production capacity to 540 MW at the end of 2007 and are in the process of constructing additional facilities that can accommodate additional production line capacity. We plan to achieve production capacity of one GW of PV cells by the end of 2008.

In August 2006, we acquired a majority stake in MSK , a specialist PV company focusing on the higher value-added BIPV market segment. To better leverage our access to low-cost resources, we have relocated substantially all of MSK’s PV module manufacturing operations to China. In May 2007, we also began the construction of a thin film R&D and manufacturing facility in Shanghai, China. We plan to combine our thin film product with MSK’s BIPV product line to capture the higher value-added market segment. We have also entered into a one year license agreement with Akeena Solar to manufacture a patented roof-top solar panel product in China for distribution in Europe, Japan and Australia.

In addition, we design tools, molds and key procedures to improve equipment performance and use local suppliers to fabricate some of the equipment and tools that we designed to further reduce costs. We are taking a leading role in the establishment of a solar park in Wuxi, which is supported by the Wuxi municipal government and is being built with our existing manufacturing facilities as the center piece. The establishment and development of this solar park is expected to help us attract our non-silicon suppliers to set up manufacturing facilities close to ours. Once the park is completed, we would be able to more effectively manage our non-silicon inventory.

Capitalize on Our Leading Market Position in Developed Markets to Continue Fostering and Capturing Future Growth in China

We are a leading global solar company and we believe we were the largest provider of PV modules in Spain and the second largest provider of PV modules in Germany in 2007. Capitalizing on our leading market position globally, we plan to continuously increase our sales, especially in PV system integration services, in China. While China only represents a small percentage of our revenues in 2007, we anticipate significant growth in the solar power industry in China and will continue to dedicate resources to capture that opportunity. The PRC government has demonstrated its support for environmentally-friendly electricity generation through a variety of measures such as integrating BIPV solar power systems into the new stadiums and buildings constructed for the Summer Olympics in 2008. We expect these measures to accelerate in the future and to create a significant and growing potential market for PV products in China. To this end, we are also actively promoting and fostering the development of a PV industry supply chain in China by providing technological, operational and financial support to our current and potential suppliers and customers as well as through co-investment efforts. We have strong domestic systems integration capabilities and are the number one solar brand in China with a large number of solar projects including high profile installations such as at the entrances to the Beijing 2008 Olympic Stadium, colloquially known as the “bird’s nest.” We also participate in pilot projects for on-grid systems with various government entities and property developers, organize PV technology and product seminars, and publish articles in trade journals and magazines to increase public awareness of solar energy. Dr. Zhengrong Shi, our chairman and chief executive officer, also served as an advisor to the PRC government on China’s Renewable Energy Law. We believe that such advisory role of Dr. Shi would enhance our market reputation in China.

We believe that our advanced technological capabilities, leading market position and in-depth knowledge of the local market will enable us to capture the anticipated growth in China. We also believe we are the largest solar energy company in China, and one of the few companies capable of manufacturing both PV cells and modules in China, which allows us to maintain a competitive advantage over other China-based companies that have to purchase PV cells and modules to assemble the PV systems they sell.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially affect us:

•	our failure to obtain sufficient quantities of polysilicon and silicon wafers at commercially reasonable prices;

•	the reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications;

•	limited adoption of PV technology and insufficient demand for PV products;

•	our inability to manage our expanding operations effectively; and

•	intense competition from both renewable and conventional energy sources.

Recent Developments

BIPV

As part of our strategy to broaden our product portfolio and address a wider cross section of the PV market, we have been actively developing our product line of BIPV and leveraging our product development expertise to co-develop innovative products for the BIPV market. Our acquisition of MSK in August 2006 expanded our BIPV products and system design capabilities and bolstered our strategy of BIPV expansion. Our BIPV products have various advantages over standard PV modules, including better aesthetics, the ability to be integrated into building structures and the ability to be used in a wider range of applications such as residential and commercial roofing and architectural glazing.

We have developed a broad range of BIPV products, and our expertise in BIPV has enabled us to form strategic partnerships with other large solar energy companies to co-develop and manufacture innovative BIPV products. In December 2007, we entered into a one-year license agreement with Akeena Solar to manufacture a patented roof-top solar panel product for distribution in Europe, Japan and Australia. This product integrates the racking and wiring onto the PV module, thus allowing the PV modules to be easily installed or removed, which reduces the installation time and total system cost of BIPV products.

We have supplied our BIPV products and systems for some large and well-known projects around the world. For example, we supplied MSK Photovol Glass panels to Socovoltaic Systems as part of a large scale solar system green building project in Pozzallo, Italy. We also supplied a custom designed MSK BIPV Light Thru skylight system to Recreational Equipment, Inc. for their prototype store in Colorado in the United States. We believe that the demand for BIPV solutions will grow in our key markets, including Europe, the United States and China. We therefore have expanded our international sales channels of BIPV products and have hired specialist sales professionals in key target markets such as Spain and the United States to promote our BIPV products internationally.

Pluto Technology

We are focused on developing next-generation PV technologies to increase the conversion efficiency of our PV cells. Higher conversion efficiency PV cells enable us to increase the power output of our PV cells and modules and thereby reduce the cost of production and the grams of silicon utilized per watt. We have made significant progress with Pluto technology, one of the next-generation technologies that we have been researching. The Pluto technology is our high efficiency PV cell technology that replicates some attributes of the PERL PV cell, which was developed by the University of New South Wales in Australia and currently holds the world record conversion efficiency of 24.7%. By utilizing various new tools and processing techniques, we have successfully developed a method to apply the Pluto technology in pilot production. The Pluto technology captures many of the high conversion efficiency attributes of the PERL technology, while avoiding the expensive processes and materials required by other high efficiency technologies. We believe that the Pluto technology is superior to our standard screen printed production technology because it increases the conversion efficiency of PV cells without increasing the cost of production. In addition, this technology can be applied to a variety of grades of polysilicon and silicon wafers including monocrystalline and polycrystalline silicon wafers and lower grades of silicon. We currently have five patents pending on related processes and equipment used in the production of PV cells with Pluto technology. We intend to continue to research and refine the Pluto technology to adopt it in large-scale commercial production and improve the conversion efficiency of our PV cells.

In 2007, we implemented the Pluto technology in pilot production and achieved conversion efficiency rates in the range of 18.0% to 19.0% on PV cells manufactured with monocrystalline silicon wafers. We plan to initiate an evaluation phase of Pluto-based production using a commercial production line in 2008. We are also applying for the relevant industry certificates that will enable us to sell PV cells and modules manufactured with Pluto technology in international PV markets.

Summary Consolidated Financial Data

You should read the summary consolidated financial data set forth below in conjunction with our annual report on Form 20-F for the year ended December 31, 2006 and our consolidated financial statements and related notes, and other financial information, included as Ex-99.4 to this Form 6-K. The consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements, which are included elsewhere in this Form 6-K. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2005	2006	2007

Consolidated Statement of Operations Data (in thousands, except share, per share and ADS data)
Net revenues	$226,000	$598,870	$1,348,262
Gross profit	68,562	148,888	274,057
Operating expenses	25,899	45,659	102,471
Income from operations	42,663	103,229	171,586
Net income	$30,628	106,002	171,275
Deemed dividend on Series A redeemable convertible preferred shares	$2,406	—	—

Net income attributable to holders of ordinary shares	$28,222	$106,002	$171,275

Net income per share and ADS
— Basic	$0.31	$0.71	$1.13
— Diluted	$0.26	$0.68	$1.02
Shares used in computation
— Basic	92,047,507	148,697,962	151,669,307
— Diluted	116,825,138	156,106,345	169,257,283

	Year Ended December 31,
	2005	2006		2007

Other Consolidated Financial Data (in percentages)
Gross margin	30.3	24.9		20.3
Operating margin	18.9	17.2		12.7
Net margin	13.5	17.7		12.7
Selected Operating Data
Products sold (in MW)
PV modules	49.8	121.1		358.8
PV cells	17.9	38.5		4.5

Total	67.7	159.6	(1)	363.3	(1)

Average selling price (in $ per watt)
PV modules	3.42	3.89		3.72
PV cells	3.05	3.23		3.06

(1)	In addition to the 159.6 MW and 363.3 MW PV cells and modules, we also sold PV system integration services which amounted to 0.5 MW and 0.4 MW in 2006 and 2007, respectively.

	As of December 31,
	2006	2007
	(In thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents	$225,530	$520,966
Inventories	200,292	176,173
Accounts receivable	98,855	237,613
Advance to suppliers	79,444	61,875
Total current assets	716,408	1,257,479
Property, plant and equipment, net	113,750	292,987
Long-term loan to suppliers	22,246	103,309
Long-term prepayments	132,314	161,661
Total assets	1,097,955	1,957,047
Short-term bank borrowings	288,185	321,163
Total current liabilities	356,823	478,124
Long-term bank borrowings	19,656	20,672
Convertible notes	—	500,000
Accrued warranty costs	8,845	22,506
Total shareholders’ equity	652,463	888,050
Total liabilities and shareholders’ equity	$1,097,955	$1,957,047

Corporate Structure

The following diagram illustrates our corporate structure and the place of organization of each of our subsidiaries as of the date hereof.